Issued on behalf of RELX PLC

15 October 2020

RELX announces the appointment of June Felix as a Non-Executive Director

RELX PLC today announces the appointment of June Felix as a Non-Executive Director, to be effective immediately.

Ms Felix is currently Chief Executive Officer of IG Group Holdings PLC, of which she was a Non-Executive Director (2015-2018) before being appointed as CEO. Prior roles include President, Europe at Verifone UK; Managing Director, Global Healthcare at Citibank; Global General Manager, Banking & Financial Markets at IBM; and Chairman & Chief Executive Officer at CertCo.

Commenting on Ms Felix’s appointment, Sir Anthony Habgood, Chairman said: “I would like to welcome June to RELX. She brings considerable relevant strategic and operational experience acquired from her current and previous roles including a deep understanding of the financial services sector, technology and healthcare. She also brings strong international experience, having lived and worked in Hong Kong, London and New York. We look forward to her joining the Board and to benefitting from her perspective and experience.’’

There are no additional details to disclose under Listing Rule 9.6.13R (1) to (6) in respect of the appointment of Ms Felix.

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Notes to editors

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs over 33,000 people, of whom almost half are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £33bn/€36bn/$43bn.

*Note: Current market capitalisation can be found at www.relx.com